Exhibit 99.2

Wowo Limited
(Incorporated in the Cayman Islands with limited liability)
(NASDAQ Ticker: JMU)

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Form of Proxy for Annual General Meeting

to be held on December 15, 2016

(or any adjourned or postponed meeting thereof)

Introduction

This Form of Proxy is furnished in connection with the solicitation by the board of directors of Wowo Limited, a Cayman Islands company (the “Company”), of proxies from the holders of the issued and outstanding ordinary shares of the Company, par value US$0.00001 per share (the “Shares”), to be exercised at the annual general meeting of the Company (the “AGM”) to be held at North Guoquan Road 1688 Long, No. 75, Building A8, 6F, Yangpu District, Shanghai, People’s Republic of China on December 15, 2016 at 10:00 a.m. (local time), and at any adjournment(s) or postponement(s) thereof for the purposes set forth in the accompanying Notice of Annual General Meeting.

Only the holders of record of the Shares at the close of business on November 15, 2016 (Eastern Standard Time) (the “Record Date”) are entitled to notice of and to vote at the AGM. In respect of the matters requiring shareholders’ vote at the AGM. The quorum of the AGM is at least one shareholder entitled to vote and present in person or by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative representing not less than an aggregate of one-third in nominal value of the Company’s share capital in issue throughout the AGM. This Form of Proxy and the accompanying Notice of Annual General Meeting are first being mailed to the shareholders of the Company on or about November 18, 2016.

The Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated. If no instruction is given in a properly executed proxy returned to the Company, the proxy holder named therein will be entitled to vote or abstain at his/her discretion. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the proxy holders named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the AGM. However, if any other matter properly comes before the AGM, or any adjourned or postponed meeting thereof, which may properly be acted upon, unless otherwise indicated, the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation at its office at North Guoquan Road 1688 Long, No. 75, Building A8, 6F, Yangpu District, Shanghai,, People’s Republic of China, or (ii) by voting in person at the AGM.

To be valid, this Form of Proxy must be completed, signed and delivered to the Company’s office at North Guoquan Road 1688 Long, No. 75, Building A8, 6F, Yangpu District, Shanghai,, People’s Republic of China as soon as possible and in any event no later than 48 hours before the time of the AGM.

Wowo Limited

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: JMU)

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Form of Proxy for Annual General Meeting

to be held on December 15, 2016

(or any adjourned or postponed meeting thereof)

I/We _________________________________________________________________________ of _______________________________________________________________________________,

being the registered holder of ____________________________ ordinary shares , par value US$0.00001 per share, of Wowo Limited (the “Company”), hereby appoint the Chairman of the Annual General Meeting 1 or _____________________________________________________ of _______________________________________________________________________________

as my/our proxy to attend and act for me/us at the Annual General Meeting (or at any adjourned or postponed meeting thereof) of the Company to be held at North Guoquan Road 1688 Long, No. 75, Building A8, 6F, Yangpu District, Shanghai, People’s Republic of China on December 15, 2016 at 10:00 a.m. (local time), and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit.

No.	RESOLUTIONS	FOR [2]	AGAINST [2]	ABSTAIN [2]
1.	Reelection of Mr. Jianguang Wu as a director of the Company
2.	Reelection of Mr. Feng Pan as a director of the Company
3.	Reelection of Dr. Gang Yu as a director of the Company
4.	Change of the Company’s name to JMU Limited

Dated _______________, 2016	Signature(s) [3]

[1]	If any proxy other than the Chairman of the Annual General Meeting is preferred, strike out the words “the Chairman of the Annual General Meeting or” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his stead. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

[2]	IMPORTANT: If you wish to vote for the resolution, tick the box marked “FOR”. If you wish to vote against the resolution, tick the box marked “AGAINST”. If you wish to abstain from voting on the resolution, tick the box marked “ABSTAIN”.

[3]	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney duly authorized to sign the same.